Northbrook GH, LLC
500 Skokie Blvd. Suite 310
Northbrook, IL 60062

May 10, 2007

Genesis Healthcare Corporation
101 East State Street
Kennett Square, PA 19348-3021

Attention:	Board of Directors
George V. Hager, Jr. John F. DePodesta Robert H. Fish J. Michael Gallagher Kevin M. Kelley Charles W. McQueary Charlene Connolly Quinn Terry Allison Rappuhn

Ladies and Gentlemen:

We want to again voice our concern with the manner in which the Board continues to conduct itself and its apparent unwillingness to conduct a fair auction process in connection with the proposed acquisition of Genesis by FC-GEN Investment, LLC, a joint venture between affiliates of Formation Capital, LLC and affiliates of JER Partners, a private equity investment group affiliated with J.E. Robert Company, Inc. From the start the Board has put the interests of management ahead of all others including the shareholders. The Board’s reliance on Pennsylvania law to allow it to ignore the interests of shareholders must stop. The Board needs to accept the shareholders’ clear desire, and must fulfill its responsibilities, to maximize value from the transaction. To achieve this, the Board must stop playing favorites, level the playing field and allow the participants to compete in a fair and open bidding process.

Since the beginning the process has been biased. Stopping the process before a fair price was achieved, giving the company to a bidder that offered inducements to management and adopting a $50 million termination fee that discouraged further bidding, were actions that could only lead to an inferior price. Formation’s initial $63.00 bid and subsequent revised bid of $64.25 were clearly insufficient as evidenced by the recent announcements of improved bids. The current offer of $69.00 from Fillmore is almost 10% higher than the price you accepted as a fair price initially when you tried to give the company to Formation and management.

While we are pleased that the Company has responded to shareholders’ concerns and made some tentative efforts to correct its earlier mistakes, you have not done enough. Reducing the termination fee payable to Formation and releasing other bidders from their standstill agreements is only a first step. The Company needs to continue to do more to open the process. At a minimum the Company should postpone the shareholder vote beyond the arbitrary May 18th date to allow all interested parties an opportunity to present their best offers.

The Board should also demand that Formation give up its right to match other bids and demand that Formation present a meaningful better offer before the Company negotiates further with them. Formation’s entrenched position, improperly given, and the short time for other bidders to evaluate their options give Formation an unfair advantage. Formation is never required to put their best offer on the table as evidenced by their statement that accompanied their first “revised” bid when they stated “it is important to highlight that $64.25 is our 'best and final' price; if Genesis shareholders do not vote in favor of this transaction at this price, then JER and Formation will focus our attention on other attractive acquisition opportunities." Formation’s continued willingness to match every price increase is better evidence of their true appraisal of the company’s value, one which everyone but the Board seems to recognize.

May 10, 2007
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In addition the Board needs to remove management from the process and conduct the auction without undue influence from an interested party. Although this action may be unusual, we think the circumstances necessitate it.

As an aside we noted the company’s significantly improved operating performance in the second quarter. We were not surprised to see the 13.7% revenue improvement or the 32% increase in EBITDA (adjusted for transaction costs). The capital improvements that shareholders have shouldered are translating to better quality mix and higher per diem revenues across all payor sources and resulting in higher revenue and greater cash flow. Annualizing the EBITDA for the quarter would yield almost $189 million EBITDA for 2007, exceeding the Company’s “guidance” for 2007 by almost $14 million. Applying the Company’s “proper multiple”, this incremental EBITDA justifies almost another $7 per share. Adding $7 per share to Formation’s initial bid would result in $70 per share and if that $7 is added to our estimated fair price for the stock before the announced earnings, the price should be between $76 and 78 per share.

Surprisingly, this performance would never have been disclosed to shareholders or Fillmore if the vote had not been delayed. In light of this performance it is no surprise that Fillmore Capital, apprised on the true earnings potential of the company, released from its standstill and no longer burdened by a $50 million termination fee, has continued to improve its bid.

We urge the Board to treat the bidders fairly and honestly. We hope that is not too much to ask.

Sincerely yours,

Northbrook GH, LLC

By: /s/ David Hokin
David Hokin, Manager